

June 13, 2012

<u>Via E-mail</u>
Mariano Costamagna
Chief Executive Officer
Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017

> **Re: Fuel Systems Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 1-32999**
> **Response Letter Dated May 31, 2012**

Dear Mr. Costamagna:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state in your response to comment 1 in our letter dated May 1, 2012 that your foreign subsidiaries have ceased sales into Iran; that one of your foreign subsidiaries has contracted to sell equipment and components into Syria; and that you are implementing a prohibition on new business, direct or indirect, with Iran and Syria. Please tell us the estimated timeframe for satisfaction of your existing contracts, commitments, and obligations associated with Iran and Syria, and your complete withdrawal from business with those countries.

2. We note your response to comment 2 in our letter dated May 1, 2012. Please tell us whether the products, equipment, components, software, and technology your foreign subsidiaries have provided or intend to provide, directly or indirectly, into Iran or Syria have military uses, and describe the possible military uses of which you are aware.

Mariano Costamagna
Fuel Systems Solutions, Inc.
June 13, 2012
Page 2

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance